UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                            Ipswich Bancshares, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                  462 633 10 8
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                                 (CUSIP Number)

  David L. Grey, Ipswich Bancshares, Inc., 23 Market Street, Ipswich, MA 01938
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 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 7, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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      1 The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D

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CUSIP No.    462 633 10 8                              Page    2    of    4
          -----------------------------------                -----      -----
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          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David L. Grey
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          PF
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                       [_]

-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                        7      SOLE VOTING POWER

        NUMBER OF              154,640
         SHARES       ------  --------------------------------------------------
      BENEFICIALLY
        OWNED BY        8      SHARED VOTING POWER
          EACH
       REPORTING               202,779
         PERSON       ------  --------------------------------------------------
          WITH
                        9      SOLE DISPOSITIVE POWER

                               154,640
                      ------  --------------------------------------------------

                       10      SHARED DISPOSITIVE POWER

                               202,779
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          357,419
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                    [_]

-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

        This statement relates to the common stock, $.10 par value, of Ipswich Bancshares, Inc., Ipswich, Massachusetts 01938.

Item 2. Identity and Background

        (a) Name: David L. Grey

        (b) Business Address: Ipswich Bancshares, Inc.
                              23 Market Street
                              Ipswich, Massachusetts  01938

        (c) Occupation:       President and Chief Executive Officer
                              Ipswich Bancshares, Inc. and Ipswich Savings Bank
                              23 Market Street
                              Ipswich, Massachusetts  01938

        (d) Mr. Grey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        (e) Mr. Grey is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws as a result of being a party to a civil proceeding during the last five years.

        (f) Citizenship:  United States

Item 3. Source and Amount of Funds or other Consideration

         Mr. Grey's ownership of the issuer's common stock has increased by more than 1% since the filing of Schedule 13D on August 17, 2000 primarily as a result of the issuer's repurchase of shares of its common stock.

Item 4. Purpose of Transaction

        See response to Item 3.

Item 5. Interest in Securities of the Issuer

         (a) Mr. Grey is the beneficial owner of 357,419 shares of the common stock of the issuer, representing approximately 16.7% of the 2,038,902 shares outstanding as of January 31, 2001. This amount includes 100,000 shares subject to exercisable options, 125,808 shares owned jointly with his wife, 50,740 shares owned directly by his wife, 1,350 shares held by his wife as custodian for their children, 34,538 shares held by Mr. Grey in a self-directed IRA, 24,881 shares held by Mr. Grey's wife in a self-directed IRA and 20,102 shares held in Mr. Grey's 401(k) Plan. Mr. Grey disclaims beneficial ownership of shares owned by his wife.

         (b) Mr. Grey has sole dispositive and voting power with respect to 154,640 shares of common stock and shared dispositive and voting power with respect to 202,779 shares of common stock.

         (c) Mr. Grey engaged in the following transactions during the 60-day period prior to the filing of this Amendment No. 1:

         January 21, 2001: Option  to purchase 30,000 shares granted to Mr. Grey at an exercise price of $10.59

         January 21, 2001: Purchase of 281 shares, held in Mr. Grey's wife's IRA

         January 21, 2001: Purchase of 390 shares, held in Mr. Grey's IRA

         January 13, 2001: Purchase of 89 shares, held in Mr. Grey's 401(k) Plan

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr.   Grey   has  no   contracts,   arrangements,   understandings   or
relationships (legal or otherwise) with other persons with respect to any securities of the issuer.

Item 7. Materials to be Filed as Exhibits

        None.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                February 7, 2001
                                   ---------------------------------------------
                                                    (Date)


                                               /s/ David L. Grey
                                   ---------------------------------------------
                                                  (Signature)


                                                 David L. Grey
                                   ---------------------------------------------
                                                    (Name)